SECURITI[...]ON

06007964

PROCESSED
JUN 13 2006
THOMSON
FINANCIAL

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SEC FILE NUMBER
8 - 66242

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Biondo Asset Management LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

544 Routes 6 & 209
(No. and Street)

NANCY L. CONKLIN
Notary Public
My Commission Expires Oct 26, 2009

Milford	PA	18337
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Joseph P. Biondo (570) 296-5525
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C.
203

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Joseph P. Biondo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Biondo Asset Management LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

NOTARIAL SEAL
NANCY L. CONKLIN
Notary Public
MILFORD TWP, PIKE COUNTY
My Commission Expires Oct 26, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Biondo Asset Management, LLC
(A Limited Liability Company and
A Wholly-Owned Subsidiary of
The Biondo Group, LLC)

Report on Financial Statements

Year Ended December 31, 2005

Index

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants

To the Member
Biondo Asset Management, LLC

We have audited the accompanying statement of financial condition of Biondo Asset Management, LLC (A Limited Liability Company and A Wholly-Owned Subsidiary of The Biondo Group, LLC) as of December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biondo Asset Management, LLC as of December 31, 2005, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6, the Company is party to an arbitration proceeding. The likely outcome of this matter has not been determined. If the outcome regarding this matter is unfavorable, it could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
February 13, 2006

BIONDO ASSET MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$145,599
Deposit with clearing organization	102,532
Receivable from clearing organization	18,599
Securities owned, at market value	2,310
Other assets	20,202
Total	$289,242

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 21,508
Securities sold, not yet purchased	1,634
Due to Parent	161,274
Total liabilities	184,416
Contingencies	
Member's equity	104,826
Total	$289,242

See Notes to Financial Statements.

BIONDO ASSET MANAGEMENT, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions	$ 86,314
Management fees	758,529
Other income	211,310
Total	1,056,153
Expenses:	
Compensation and benefits	521,390
Clearance and floor brokerage	345,482
Regulatory fees and expenses	25,446
Communications	3,167
Occupancy and equipment rentals	12,176
General and administrative	159,878
Total	1,067,539
Net loss	$ (11,386)

See Notes to Financial Statements.

BIONDO ASSET MANAGEMENT, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005	$116,212
Net loss	(11,386)
Balance, December 31, 2005	$104,826

See Notes to Financial Statements.

BIONDO ASSET MANAGEMENT, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Operating activities:	
Net loss	$ (11,386)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Deposit with clearing organization	(2,212)
Receivable from clearing organization	6,056
Securities owned	370
Other assets	(9,217)
Accounts payable and accrued expenses	(3,666)
Securities sold, not yet purchased	1,634
Due to Parent	155,519
Net cash provided by operating activities and net increase in cash	137,098
Cash, beginning of year	8,501
Cash, end of year	$145,599

See Notes to Financial Statements.

Note 1 - Business and summary of significant accounting policies:

Business:

Biondo Asset Management, LLC (the "Company") is a limited liability company and a wholly-owned subsidiary of The Biondo Group, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company began operations as a broker-dealer on or about April 1, 2004.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue recognition:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Management fees, which are earned from a related party, are recognized based on a percentage of investment advisory fees earned by the related party.

Securities transactions and valuations:

Marketable securities are valued at market on a trade-date basis. Unrealized gains and losses are included in results of operations. Realized gains and losses on sales of securities are determined on a first-in, first-out basis.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash (including money market accounts) and the deposit with and the receivable from the clearing organization. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high credit quality financial institutions and monitoring their credit ratings.

Note 1 - Business and summary of significant accounting policies (concluded):

Income taxes:

No provision has been made for Federal or state income taxes since it is the responsibility of the individual members to separately report their proportionate share of taxable income or loss.

Note 2 - Securities owned and securities sold, not yet purchased:

Securities owned and securities sold, not yet purchased represent positions in marketable securities taken for trading and investment purposes. A summary of those positions, at market value, as of December 31, 2005 follows:

	Owned	Sold, Not Yet Purchased
U.S. Government securities	$2,310	$1,634

Note 3 - Transactions with the Parent and Affiliates:

The Company provides Biondo Investment Advisors, LLC (the "Affiliate"), a company owned by the Parent, with brokerage clearing services for the Affiliate's clients for which the Company incurs various costs and receives certain revenues. In addition, in accordance with NASD rules, the Company has entered into an Expense Sharing Agreement with the Parent and Affiliate for which certain expenses are allocated between the companies. Such expenses include substantially all compensation and benefits, rent, occupancy and equipment rentals and general and administrative expenses reflected on the accompanying statement of operations. The amount due to Parent at December 31, 2005 results from these allocations.

Pursuant to this agreement and for performance of brokerage clearing services, the Company earns a management fee from the Affiliate based on a percentage of investment advisory fees earned by the Affiliate. The Affiliate earns investment advisory fees in the period in which services are performed based on a percentage of assets under management. Substantially all commissions were earned from transactions related to clients of the Affiliate.

Note 4 - Employee benefit plan:

During 2005, the Parent adopted a 401k profit sharing plan. The Company's employees participate in the plan. The Parent contributes to the plan and the contributions are charged to the Company. The Company was charged $13,549 for its share of 401k profit-sharing plan contributions in 2005.

Note 5 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first twelve months of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that, after the first twelve months of operations, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $82,137 which was $69,952 in excess of its required minimum net capital of $12,185. The Company's net capital ratio was 2.23 to 1.

Note 6 - Arbitration proceeding:

The Company, as well as the members of the Parent, are parties to an arbitration proceeding (the "Arbitration") before the NASD Office of Dispute Resolution. Another broker-dealer (the "claimant") commenced the Arbitration on or about December 28, 2004. The Arbitration hearing commenced on February 6, 2006. In the Arbitration, the claimant alleges that present employees of the Company, who are all former employees of the claimant, induced employees of the claimant to join the Company as well as solicited the claimant's clients to transfer their accounts to the Company. The claimant is seeking compensatory damages of $5,000,000, together with punitive damages, attorneys' fees and other relief. The Company has filed an answer denying the material factual allegations in the claim and the legal precedents for the claim. The Company, as well as the members of the Parent, are defending this matter vigorously. The likely outcome of this matter has not been determined. If the outcome in this matter were unfavorable, it could have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Note 7 - Financial instruments with off-balance sheet risk:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2005 were $16,067,413.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

Note 7 - Financial instruments with off-balance sheet risk (concluded):

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

Note 8 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

BIONDO ASSET MANAGEMENT, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2005

Net capital:	
Total member's equity	$104,826
Deduct nonallowable assets and charges - other assets	20,202
Net capital before haircuts on securities positions	84,624
Deduct haircuts on securities positions - securities owned and money market accounts	2,487
Net capital	$ 82,137
Aggregate indebtedness:	
Total liabilities	$184,416
Deduct securities sold, not yet purchased	1,634
Aggregate indebtedness	$182,782
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 12,185
Excess of net capital over minimum net capital	$ 69,952
Excess net capital at 1,000%	$ 63,859
Ratio of aggregate indebtedness to net capital	2.23

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Report of Independent Public Accountants on Internal Control

To the Member
Biondo Asset Management, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Biondo Asset Management, LLC (the "Company") as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Roseland, New Jersey
February 13, 2006